J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

03037024

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 10 October 2003

SEC MAIL PROCESSING
RECEIVED
OCT 29 2003
WASH. D.C. SECTION

Dear Sir

Quarter 2 Trading Statement 2003/2004

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 10 October 2003.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

J Sainsbury plc
news release

10 October 2003

Pre-Close Period Second Quarter Trading Statement

J Sainsbury plc today issued its pre-close period second quarter trading statement for 16 weeks to 11 October 2003. The numbers are based on the actual results for 15 weeks and estimates for the last week and include petrol.

Sainsbury's Supermarkets (UK)

- Total sales + 1.2%
- Like-for-like sales -0.2%
- Launched 3,000 new general merchandise lines.
- In final year of ambitious business transformation programme
- Confident of achieving cumulative cost savings of £700m by March 2004
- Sainsbury's Bank is delivering significant year-on-year growth

Shaw's (US)

- Total sales + 2.6%
- Like-for-like sales growth + 0.4%

Peter Davis, group chief executive, said:

"We are in the final stages of our ambitious business transformation programme involving a new IT infrastructure, new supply chain and modernised stores. Sales are being disrupted as we build solid foundations for future growth. Our trading in this quarter has been similar to that of quarter one. While we are not satisfied with our current sales performance our first priority is to complete the programme. We have also had to restrict flexibility while implementing new systems.

"Our Business Transformation Programme will be largely complete by March 2004 when we will have a leaner, fitter business in better shape to compete. During this year we have delivered new IT systems and are phasing in three new distribution centres with a fourth coming on-stream in the next few weeks, amounting to a capacity of 2.3m square feet. We anticipate 70% of our volume going through the new network by summer 2004. We are on target to achieve £250m savings this year.

"In the short term we are seeing much improved satisfaction with customer service and have achieved record Mystery Shopper Scores. We have seen good growth in fresh food sales, an area we actively targeted to re-affirm our 'First For Fresh' quality heritage. We are now focusing on improving availability and are taking on 10,000 extra colleagues for Christmas to enable us to serve our customers better.

"We are currently re-launching our general merchandise range with 3,000 new lines - the biggest product launch in our history. Following 15 months of development we are rolling out this new range at a rate of six stores a week. It is currently in 30 stores and will be in 80 stores by Christmas. We are very pleased with initial reactions from customers.

"Shaw's in the US reported total sales growth of 2.6% and like-for-like growth of 0.4%. It has recently agreed to purchase five more stores building on its successful integration of 18 Grand Union stores and the acquisition of 17 AMES stores over the last year. These latest stores are a good fit with Shaw's existing network of 191 stores and further enhance our strength in New England.